

The Drivers Cooperative, Inc. (the "Company") a New York Worker Cooperative Corporation

Financial Statements and
Independent Accountant's Audit Report

Short Year ended December 31, 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
The Drivers Cooperative, Inc.

We have audited the accompanying balance sheets of The Drivers Cooperative, Inc. as of December 31, 2020, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Drivers Cooperative, Inc as of December 31, 2020, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 10, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	8,519
Total Current Assets	8,519
Non-current Assets	
Total Non-Current Assets	-
TOTAL ASSETS	8,519
LIABILITIES AND EQUITY	
Accrued Income Tax	2,069
Related Party Advances	1,000
TOTAL LIABILITIES	3,069
EQUITY	
Retained Earnings	5,449
Total Equity	5,449
TOTAL LIABILITIES AND EQUITY	8,519

Statement of Operations

	Short Year Ended December 31, 2020
Revenue - Non Recurring Rides	1,140
Revenue - Rides	1,174
Total Revenue	2,314
Cost of Revenue	2,410
Gross Profit	(96)
Operating Expenses	
General and Administrative	17,379
Total Operating Expenses	17,379
Operating Income	(17,475)
Other Income - Grants	25,000
Net Income Before Provision for Income Tax	7,525
Provision for Income Tax	2,069
Net Income	5,455

Statement of Cash Flows

	Short Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income	5,455
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Tax Liability	2,069
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,069
Net Cash provided by Operating Activities	7,525
FINANCING ACTIVITIES	
Owner Distributions	(6)
Owner Loans	1,000
Net Cash provided by Financing Activities	994
Cash at the beginning of period	-
Net Cash increase (decrease) for period	8,519
Cash at end of period	8,519

Statement of Changes in Shareholder Equity

	Member Shares		APIC	Retained Earnings	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance 4/24/20 (inception)	-	-	-	-	-
Owner Distribution	-	-	-	(6)	(6)
Net Loss	-		-	5,455	5,455
Ending Balance 12/31/2020	-	-	-	5,449	5,449

The Drivers Cooperative, Inc
Notes to the Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Drivers Cooperative, Inc ("the Company") was formed in New York on April 24th, 2020 under the name of Drive Eva NYC, Inc. before amending its name on December 9, 2020. The Company earns revenue through driver-owned ride-hailing services in New York City.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

The Company earns revenue via fees earned from ride hailing software that matches drivers with riders. Service activities are performed to satisfy our sole performance obligation in the transaction which is to connect drivers and riders.

Other Income - Grant

The Company received a grant of $25,000 which made up the majority of its revenue in 2020. This grant is to be strictly used for general support in its effort to build a worker-owned ride-hailing company. The Grantor is to receive a project narrative and financial report every 6 months to determine if grant funds are being utilized for their specific purpose.

Cost of Revenue

Cost of Revenue represents driver payouts for trips provided to riders.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

Income Tax Expense (benefit) at federal statutory rate (21%)	1,580
State and Local Taxes net of Federal benefit	489
Income Tax Expense Current (none deferred)	2,069

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The CEO advanced the Company $1k to fund operations. The advance accrues no interest and is due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Subsequent Events" section.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	10,000
2023	220,000
2024	-
2025	-
Thereafter	40,000

NOTE 6 – EQUITY

The Company has authorized 1,000,000 shares of common stock with no par value. No shares were issued and outstanding as of 2020.

The Company has not yet authorized shares of preferred stock. The Company's Board of Directors may issue preferred shares from time to time under the terms and conditions of its choosing to meet the capital needs of the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 10, 2021, the date these financial statements were available to be issued.

On February 10, 2021, the Company entered into a revenue sharing agreement for $20,000 with a remittance rate of 2.5% of gross revenue per quarter until $60,000 is paid back. The purchaser of this note also has the option to convert to shares of preferred stock equal to $60,000 minus total revenue payments to date, divided by price per share during the next financing round.

On February 10, 2021, the Company entered into a loan agreement for $40,000 with an interest rate of 4.99% and maturity date of March 3, 2028.

On February 12, 2021, the Company has entered into a loan agreement for $10,000 with an interest rate of 8% and maturity date of August 12, 2022.

On February 15, 2021, the Company entered into a loan agreement for up to $200,000 with $100,000 available upon closing, and an additional $100,000 if certain criteria are met during the following three months. This loan contains an interest rate of 7.75% and maturity date of August 15, 2023.

Pro Forma Statement of Financial Position
to Project the Effects of Subsequent Events

	Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	178,519
Total Current Assets	178,519
Non-current Assets	
Total Non-Current Assets	-
TOTAL ASSETS	178,519
LIABILITIES AND EQUITY	
Current Liabilities	
Accrued Income Tax	2,069
Related Party Advances	1,000
Non-Current Liabilities	
Notes Payable	170,000
TOTAL LIABILITIES	173,069
EQUITY	
Retained Earnings	5,449
Total Equity	5,449
TOTAL LIABILITIES AND EQUITY	178,518

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has relied on grants and debt financing to fund operations and has limited operating history as a basis to assess future profitability.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.